April 8, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	The RealReal, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of The RealReal, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed initial public offering of its common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

Please do not hesitate to contact the me at (650) 565-7005 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Hank V. Barry

Hank V. Barry

cc:	Julie Wainwright, Chief Executive Officer

Dana DuFrane, General Counsel

Martin A. Wellington, Sidley Austin LLP

Helen Theung, Sidley Austin, LLP

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Robert G. Day, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation